KENMAR GLOBAL TRUST
APRIL 1999 SUMMARY


May 14, 1999

The net asset value per unit of KGT was up +5.24% for the month. As of April 30, 1999, the net asset value per unit was $108.95.

We were pleased with the positive results in April, as all but one of our traders posted gains. This performance came in a month that was punctuated by a spectacular rally in the stock market of over 10%. It is interesting to note the parallel with last September where both the fund and the market moved up in tandem, illustrating that managed futures have the ability to make money when stocks are performing well. Although our short-term results lag the major stock averages, over a longer-term period, the comparison is much more favorable. While the fund is down (3.7)% year to date, over the last 12 months KGT is up +11.6% as compared to the Dow at +18%, the S&P 500 at +19.1% and the NASDAQ, heavily laden with technology, at +35.7%.

Adding diversification to a portfolio by using a historically non-correlated asset class continues to be favored by many investors. As volatility in the traditional markets, i.e. stock and bond markets, becomes more prevalent, assets not necessarily tied to those markets are becoming more widely used. We believe volatility should be expected when investing in the market place today. Daily movements of 10-40% in significant stocks are occurring on an increasingly frequent basis. Investors understanding this have taken a longer-term view, looking past the peaks and valleys and being more concerned with the long-term results of having those investments in their portfolio. We believe the same approach is appropriate when investing in Managed Futures.

Of the major sectors traded, all were profitable except for small losses in the financials and grains. The majority of the gains were in currencies and tropicals with lesser gains in stock indices, base metals and energy.

To the best of my knowledge and belief, the information above is accurate and complete.

Sincerely,


/s/ ROBERT L. CRUIKSHANK
-----------------------------------------
    Robert L. Cruikshank
    Executive Vice President
    Kenmar Advisory Corp., as Managing Owner
    Kenmar Global Trust

-------------------------------
ALLOCATION OF
ASSETS TO ADVISORS

                  MAY 1   APR 1
                   1999    1999
                   ----    ----
  Dreiss           17%     15%
  Hirst            24%     24%
  Hyman Beck       24%     24%
  Sunrise          24%     24%
  Willowbridge     11%     13%
-------------------------------


PERFORMANCE SHOWN IS NET OF ALL FEES AND EXPENSES.
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS

                              KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                     FOR THE MONTH ENDING MARCH 30,1999

                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                     $  (760,326.04)
Change in Unrealized Gain/(Loss)                                   2,303,953.19
Gain/(Loss) on Other Investments                                           0.00
Brokerage Commission                                                (231,505.41)
                                                                 --------------
Total Trading Income                                             $ 1,312,121.74

EXPENSES
Audit Fees                                                       $         0.00
Administrative and Legal Fees                                         16,739.97
Management Fees                                                            0.00
Incentive Fees                                                        51,620.44
Other Expenses                                                         5,352.90
                                                                 --------------
Total Expenses                                                   $    73,713.31

INTEREST INCOME                                                  $    84,580.50

NET INCOME (LOSS) FOR THE PERIOD                                 $ 1,322,988.93
                                                                 ==============

                  STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

                    Total Fund

Beginning of Month               $25,255,132.19
Addition                             445,600.00
Withdrawal                          (512,128.46)
Net Income/(Loss)                  1,322,988.93
                                 --------------
Month End                        $26,511,592.66

Month End NAV Per Unit                  $108.95

Monthly Rate of Return                     5.24%
Year to Date Rate of Return               -3.74%



                    To the best of our knowledge and belief,
                 the information above is accurate and complete:

Kenneth A Shewer, Chairman                            Marc S. Goodman, President

                    KENMAR ADVISORY CORP., Managing Owner of
                              Kenmar Global Trust